EXHIBIT 99.1

INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION AGREEMENT (the “Agreement”) is made as of the October 11 by and between Wyndcrest DD Holdings, Inc., with offices at 300 Rose Avenue, Venice, CA 90291 (the “Issuer”), and Veronis Suhler Stevenson LLC, a limited liability company with offices at 350 Park Ave., New York, New York 10022 (“Veronis”).

Veronis hereby consents to the inclusion by Issuer in its Registration Statement on Form S-1 to be filed with the Securities and Exchange Commission on or around the October 19 (“the Filing”), of market data and other statements included in or derived from the “The VSS Communications Industry Forecast 2007-2011” published by Veronis in August 2007 (the “Veronis Material”), subject to the terms and conditions set forth herein.

In consideration of Veronis’s consent as set forth above, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Issuer hereby agrees:

(a)
that the Veronis Material speaks as of its original publication date (and not as of the date of the Filing) and that the opinions expressed in the Veronis Material are subject to change without notice;

(b)	that Veronis shall have no liability to the Issuer for errors, omissions or inadequacies in the Veronis Material or for any interpretations of the Veronis Material;
(c)	that Veronis does not assume responsibility for any third parties’ reliance on any information contained in the Filing, including the Veronis Material; and
(d)	that Veronis is not an “expert” within the meaning of Section 509 of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended.

The Issuer agrees that if, as a result of or in connection with the Filing, the sale of securities pursuant to the Filing, or the inclusion of the Veronis Material in any of the documents included in the Filing, Veronis or any of its affiliates or any of their respective officers, directors, members, shareholders, employees and agents (the “VSS Parties”) becomes involved or is threatened with involvement (whether as a party or as a witness or in any other way) in any threatened, pending, ongoing or completed claim, action, investigation, suit or proceeding, whether arising under Federal or state securities laws, under any other law, statute, rule, or regulation, at common law or otherwise (an “Action”), the Issuer shall indemnify and hold harmless each of them, to the fullest extent permitted by law, from and against any and all losses, claims, damages, costs, penalties, judgments, obligations, expenses or liabilities, joint or several (collectively referred to as “Losses”) to which any of them may become subject in that connection (including, without limitation, all costs, fees and expenses incurred by the any of them with respect to investigating, preparing or defending any such Action; all costs, fees and expenses incurred by any of them in giving testimony or furnishing documents in response to a subpoena; all costs, fees and expenses of such counsel as Issuer may select to represent it, him or her in connection with the Action (which counsel must be reasonably acceptable to VSS); a reasonable fee for time spent by any of the VSS Parties as a result of the Action, and all judgments, fines and settlement amounts paid or payable by any of them in connection with the Action which settlement must be approved in writing in advance by the Issuer). The Issuer promptly shall reimburse the VSS Parties for any and all Losses incurred by the VSS Parties arising out of or in connection with any Action, whether or not resulting in any liability. Notwithstanding anything to the contrary here in, Issuer shall have no obligation hereunder with respect to any Action arising out of any VSS Party’s gross negligence or willful misconduct.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to conflict of law principles. This Agreement shall remain in effect so long as the Filing, including any post-effective amendment thereto, remains effective under the federal securities laws.

Veronis agrees to use reasonable efforts to keep this Agreement, and the contents hereof, confidential and not to disclose same to any third party until such time as the Filing has been made with the SEC or November 30, 2007, whichever is earlier.

Veronis Suhler Stevenson LLC
By: Joseph Gabriel
Wyndcrest DD Holdings, Inc.	By: /s/ Chris Baffa
300 Rose Avenue	Name: Chris Baffa
Venice, CA 90291	Title: Director of Research
Title: General Counsel	Date: 10/9/2007
Signature: /s/ Joseph Gabriel
Date: 10/9/2007